EXHIBIT 21.1

LIST OF SUBSIDIARIES

SUBSIDIARY	STATE OF INCORPORATION	DOES BUSINESS AS
Arch Canada Inc.	Ontario, Canada
Arch Wireless Communications, Inc.	Delaware
Arch Wireless Holdings, Inc.	Delaware
MobileMedia Communications, Inc.	Delaware
Arch Wireless Operating Company, Inc.	Delaware	Arch Wireless
Arch Wireless License Co., LLC	Delaware
Paging Network Canadian Holdings, Inc.	Delaware
Paging Network International, Inc.	Delaware
Paging Network of Canada, Inc.	Canada